JOHNSON
INVESTMENT COUNSEL

# AN INTRODUCTION TO OUR FIRM

# AGENDA

- Who We Are
- What We Do
- Your Client Experience
- The Benefits of Partnering With Us

JOHNSON
INVESTMENT COUNSEL

# WHO WE ARE

JOHNSON
INVESTMENT COUNSEL

# WHO WE ARE: HISTORY & FIRM OVERVIEW

## OUR HISTORY

- **1965** First individual client ('65)
- **1970** Tim Johnson, PhD moved to Cincinnati to teach Finance at the University of Cincinnati ('70)
- **1976** First institutional client ('76)
- **1983** First Portfolio Manager hired ('83)
- **1992** Assets under management reached $1 billion ('92)
- **1998** Johnson Trust Company established ('98)
- **2001** JIC became employee-owned ('01)
- **2021** Assets under management reached $18 billion ('21)



### JOHNSON WEALTH MANAGEMENT

Our personalized and integrated approach to wealth management is designed to optimize your resources, so your wealth can grow and endure over time.

### JOHNSON FAMILY OFFICE SERVICES

Our dedicated team works with ultra-high net worth families to fine-tune the ways your wealth is invested and preserved for generations.

### JOHNSON TRUST COMPANY

Johnson Trust Company helps align your estate plan with your values so the vision you have for your wealth can be achieved.

### JOHNSON ASSET MANAGEMENT

Our disciplined approach to investment management strives to deliver superior results and provides solutions to meet the unique needs and requirements of institutional clients.

# WHO WE ARE: OUR FIRM BY THE NUMBERS

JOHNSON
INVESTMENT COUNSEL

**OUR MISSION:**

We provide financial peace of mind to our clients through trusted counsel, exemplary service, and a genuine desire to help people.

**OFFICES IN SIX LOCATIONS**

One of Ohio's largest independent Registered Investment Advisors (RIA)


MI
OH

**OHIO**
Cincinnati
Cincinnati - Kenwood
Cleveland - Akron
Columbus
Dayton

**MICHIGAN**
Metro Detroit

over
## $18 billion
under management

- fee-only RIA
- client-first culture

CLIENTS IN **49** STATES

| 150 | 100% | $3B | 1965 |
|---|---|---|---|
| EMPLOYEES | EMPLOYEE-OWNED & INDEPENDENT | GROWTH IN 2021 | ESTABLISHED |

**#37**
Barron's Top 100 "America's Best RIA Firms"*

| | |
|---|---|
| 37 | CFA Charterholders |
| 32 | Certified Financial Planners™ (CFP®) |
| 7 | Certified Trust and Financial Advisors (CTFA) |
| 6 | Licensed Attorneys |
| 2 | Certified Public Accountants (CPA) |
| 3 | CAIA Charterholders |

**EMPLOYEE COMMUNITY INVOLVEMENT**

| 175 | 75 | 72 |
|---|---|---|
| ORGANIZATIONS SERVED | BOARD POSITIONS | COMMITTEE POSITIONS |

*Barron's ranking as of June 30th, 2021 is based on assets managed by the firms and the revenue those assets generate, regulatory record, technology spending, staffing levels and diversity, succession planning and other metrics. The ranking may not be representative of any one client's experience as it reflects a sample of client experiences. The award is also not indicative of future performance and there is no guarantee of future investment success.

JOHNSON
INVESTMENT COUNSEL

# WHAT WE DO

# WHAT WE DO: INTEGRATED WEALTH MANAGEMENT


Goals-Based Planning
Develop Sophisticated Solutions
Investment Management
Estate Planning
Income Tax Planning
Education Funding
Your Unique Goals
Charitable Planning
Asset Protection & Insurance
Net Worth Monitoring
Cash Flow Management
Implement Strategies
Monitor & Update

# WHAT WE DO: WEALTH MANAGEMENT SERVICES OFFERED

## Investment Management

- Written Investment Policy Statements
- Strategic & Tactical Asset Allocation
- Tax-Efficient Investment Strategies
- Diversification Strategies for Concentrated Positions
- Coordination with Outside Investments
- Performance Analytics and Reporting

## Cash Flow Management

- Retirement Cash Flow Planning and Management
- Tax-Efficient Distribution Strategies
- Budget Creation and Planning
- Bill Paying Administration
- Education Savings Planning

## Income Tax Planning

- Review and Coordination of Tax Strategies
- Income Tax Projections
- Capital Gain & Loss Harvesting Strategies
- Stock Option Planning
- Organization and Maintenance of Tax Records

## Net Worth Monitoring

- Daily Tracking of Net Worth
- Asset Expansion Strategies
- Debt Reduction Strategies

## Estate Planning

- Review of Goals and Objectives
- Document Review & Flow Charting
- Issue-spotting, Idea-Generation and Implementation of Effective Strategies
- Trust, Estate and Probate Administration

## Charitable Planning

- Development and Implementation of Philanthropic Mission and Goals
- Review Charitable Alternatives
- Tax Coordination

## Asset Protection & Personal Risk Reduction

- Analyze Insurance Needs
- Policy Review and Recommendations
- Asset Protection Strategies

# WHAT WE DO: INVESTMENT MANAGEMENT SERVICES OFFERED

### CUSTOMIZED SOLUTIONS

Our Portfolio Managers collaborate with clients to understand their unique needs and establish a fully-customized portfolio.

### EQUITY MANAGEMENT

Our strategies emphasize high-quality stocks to provide growth, consistent dividends, and solid long-term results.

### INVESTMENT POLICY STATEMENT

We work with clients to craft an investment policy statement, which defines investment objectives, risk tolerance, liquidity needs, time horizon, tax planning, unique issues and overall portfolio strategy.

### FIXED INCOME MANAGEMENT

We are a nationally-regarded fixed income manager, focusing on investment-grade bonds designed to deliver steady income and stability.

### ASSET ALLOCATION

We utilize a disciplined, team-based asset allocation approach rooted in time-tested, academic principles.

JOHNSON
INVESTMENT COUNSEL

# WHAT WE DO: HOW JOHNSON TRUST COMPANY HELPS OUR CLIENTS

## Planning

- ❖ Issue-spotting
- ❖ Idea-generation
- ❖ Structuring appropriate strategies

## Implementation

- ❖ Correct asset titling
- ❖ Coordinated beneficiary designations
- ❖ Complete trust administration, trustee services, and executor services

## Monitoring

- ❖ One-page, easy to understand estate plan summary
- ❖ Access to Johnson Trust Company for guidance and document review
- ❖ Regular monitoring of the estate plan relative to assets changes, life circumstances and changes to Federal and State tax law

JOHNSON
INVESTMENT COUNSEL

# YOUR CLIENT EXPERIENCE

JOHNSON INVESTMENT COUNSEL

# CLIENT EXPERIENCE: NET WORTH STATEMENT

| Assets | Michael | Kimberly | Joint | Total |
|---|---|---|---|---|
| *Taxable Assets* | | | | |
| MICHAEL - TOD (JIC) | $1,025,000 | | | $1,025,000 |
| JOINT - JTWROS | | | $225,000 | $225,000 |
| JOINT - CHECKING/SAVINGS | | | $15,000 | $15,000 |
| **Total Taxable Assets** | **$1,025,000** | **$0** | **$240,000** | **$1,265,000** |
| *Tax Deferred Assets* | | | | |
| MICHAEL - INHERITED IRA (JIC) | $615,000 | | | $615,000 |
| MICHAEL - PROFIT SHARING PLAN | $1,200,000 | | | $1,200,000 |
| KIMBERLY - 401(k) | | $750,000 | | $750,000 |
| **Total Tax Deferred Assets** | **$1,815,000** | **$750,000** | **$0** | **$2,565,000** |
| *Tax Exempt Assets* | | | | |
| MICHAEL - ROTH IRA (JIC) | $80,000 | | | $80,000 |
| **Total Tax Exempt Assets** | **$80,000** | **$0** | **$0** | **$80,000** |
| **Total Investment Assets** | **$2,920,000** | **$750,000** | **$240,000** | **$3,910,000** |

| Assets | Michael | Kimberly | Joint | Total |
|---|---|---|---|---|
| *Property* | | | | |
| RESIDENCE (ZILLOW VALUATION) | | | $550,000 | $550,000 |
| LAKE PROPERTY | | | $700,000 | $700,000 |
| **Total Property Assets** | **$0** | **$0** | **$1,250,000** | **$1,250,000** |
| **Total Assets** | **$2,920,000** | **$750,000** | **$1,490,000** | **$5,160,000** |

| Liabilities | Michael | Kimberly | Joint | Total |
|---|---|---|---|---|
| MORTGAGE - LAKE PROPERTY (3.5% FIXED RATE, 13 YEARS REMAINING) | | | $260,000 | $260,000 |
| **Total Liabilities** | **$0** | **$0** | **$260,000** | **$260,000** |
| **ESTIMATED NET WORTH** | **$2,920,000** | **$750,000** | **$1,230,000** | **$4,900,000** |

# CLIENT EXPERIENCE: NET WORTH STATEMENT

## Other Assets

| Life Insurance Policies | Michael | Kimberly | Joint | Total |
|---|---|---|---|---|
| MICHAEL - 15 YEAR TERM | $1,500,000 | | | $1,500,000 |
| KIMBERLY - 10 YEAR TERM | | $1,000,000 | | $1,000,000 |
| Total | $1,500,000 | $1,000,000 | $0 | $2,500,000 |

| Charitable | Michael | Kimberly | Joint | Total |
|---|---|---|---|---|
| CHARITABLE CHECKING ACCOUNT | | | $20,000 | $20,000 |
| Total | $0 | $0 | $20,000 | $20,000 |

| Children's Accounts | Michael | Kimberly | Joint | Total |
|---|---|---|---|---|
| OHIO 529 PLAN - BOBBY | | | $25,000 | $25,000 |
| OHIO 529 PLAN - CAROLINE | | | $25,000 | $25,000 |
| Total | $0 | $0 | $50,000 | $50,000 |

JOHNSON INVESTMENT COUNSEL

# CLIENT EXPERIENCE: CASH FLOW PLANNING

| Assumptions | | |
|---|---|---|
| | Michael | Kimberly |
| Age | 60 | 59 |
| Retirement Age | 65 | 64 |
| Projection Until | 90 | 90 |
| Total Investment Assets | $3,910,000 | |
| Annual Savings | $40,000 | |
| Inflation | 2.6% | |

## Probability of Success


90%


70%


50%

| 90% | |
|---|---|
| Annual Spending: | $140,000 |
| Monthly Spending | $11,667 |
| Value at 95 (Today's $) | $4,160,000 |
| Value at 95 (Future $) | $7,125,000 |

| 70% | |
|---|---|
| Annual Spending: | $180,000 |
| Monthly Spending | $15,000 |
| Value at 95 (Today's $) | $1,825,000 |
| Value at 95 (Future $) | $2,300,000 |

| 50% | |
|---|---|
| Annual Spending: | $210,000 |
| Monthly Spending | $17,500 |
| Value at 95 (Today's $) | $0 |
| Value at 95 (Future $) | $0 |

Assumed Income / Capital Gains Tax Rates: 25% / 15%

JOHNSON
INVESTMENT COUNSEL

# CLIENT EXPERIENCE: CASH FLOW PLANNING


PLAN
Base Facts
Manage
Please select a plan to enable techniques
WHAT-IF
Alternative Scenarios
Manage
Retire Early at 63
Shift to More Aggressive Asset Allocation
20% Market Correction at Michael's Retirement
Purchase Boat
Purchase Car
Sell Vacation Home
Opens In Advanced Planning
All On · All Off
Selected Report
Lifetime Portfolio Value
Time Frame
All Years
2022
2027
2032
2037
2042
2047
2052
Linear Projections
Future Value
$20M
$15M
$10M
$5M
$0
Portfolio Assets
2043 (81 / 80)
Before $11,231,737
After $13,091,167
Net $1,859,430
ASSETS LAST UNTIL
Age 90
FUNDING GAINED
0 Years
VALUE GAINED
$3,812,761

JOHNSON INVESTMENT COUNSEL

# CLIENT EXPERIENCE: INCOME TAX PLANNING & COORDINATION

## ORDINARY INCOME LAST STEP BEFORE NEXT JUMP IN MARGINAL TAX RATE: $48,000.00

Baseline Taxable Income $173,031.00

Baseline Ordinary Income $96,031.00



Tax Impact of the Next $1,000 in Ordinary Income
(Dotted Lines = Medicare Part B/D Annual Increases Per Person)
30
25
20
15
10
5
0
0
50k
100k
150k
$2,426/year
$3,887/year
$5,346/year
Total Federal Tax Impact
Net Investment Income Tax
Taxes on Ordinary Income

JOHNSON
INVESTMENT COUNSEL

# CLIENT EXPERIENCE: ESTATE PLANNING REVIEW

## SUMMARY ITEMS

| | |
|---|---|
| Attorney(s): | Tim Long |
| Original Document Location: | Smith & Owens, LPA |
| Trustee: | Johnson Trust Company |
| Successor Trustee(s): | Johnson Trust Company |
| Executor: | Sarah Bean |
| Successor Executor(s): | Lisa Bess |
| Financial Power of Attorney: | Sarah Bean |
| Healthcare Power of Attorney: | Sarah Bean |
| Estate Exclusion Amount: | $12,060,000 |
| Annual Gift Exclusion: | $16,000 |

| KEY DOCUMENTS | Executed | Last Updated | Copy In JIC Files |
|---|---|---|---|
| Last Will and Testament | ✓ | | ✓ |
| Trust Documents | ✓ | | ✓ |
| Financial Power of Attorney | ✓ | | ✓ |
| Healthcare Power of Attorney | ✓ | | ✓ |
| Living Will | ✓ | | ✓ |
| Beneficiary Designations | ✓ | | ✓ |

## BENEFICIARY DESIGNATIONS

### Michael - TOD (JIC)

*Primary*

Kimberly Bess - 100%

*Contingent*

Bobby Bess - 50%
Caroline Bess - 50%

### Michael - Inherited IRA (JIC)

*Primary*

Kimberly Bess - 100%

*Contingent*

Bobby Bess - 50%
Caroline Bess - 50%

JOHNSON INVESTMENT COUNSEL

# CLIENT EXPERIENCE: PERSONALIZED INVESTMENT POLICY STATEMENT (IPS)

**Portfolio Objective:**
Provide sustainable cash flow support in retirement. Balance at death according to estate plan documents.

## YOUR INVESTMENT STRATEGY

| Higher Risk Assets: 70% | Lower Risk Assets: 30% |
|---|---|

**Approach:**
Balanced portfolio with exposure to equities, fixed income, and real assets. The focus of the portfolio will be on capital appreciation.

**Comments:**
The portfolio is invested primarily for long-term growth with current income (yield) being a secondary concern. This investment policy statement is dynamic and subject to change as the client's goals and objectives change.

## RISK TOLERANCE

| | |
|---|---|
| Ability to Take Risk: | Above average |
| Willingness to Take Risk: | Average |
| Overall: | Average |

**Comments:**
The client has an average tolerance for risk and is comfortable with our investment style. Therefore, no special accommodations or deviations from our style are necessary.

## LIQUIDITY

| | |
|---|---|
| Monte Carlo Projection: | $140,000 - $180,000/yr. |
| Portfolio Withdrawals: | $6,000/mo. |
| Portfolio Contributions: | N/A |
| Minimum Cash: | $5,000 |
| One Time Expenses: | To be discussed |
| Family/Charitable Gifts: | To be discussed |
| Estimated Taxes: | N/A |

## TIME HORIZON

| | |
|---|---|
| Investment Horizon: | Long term |

## TAXES

| | |
|---|---|
| Effective Tax Rate: | To be discussed |
| Marginal Tax Rate: | To be discussed |
| Required Min Distribution: | N/A |
| Capital Gains Target: | To be discussed |

## LEGAL

Fiduciary standard in effect.

## UNIQUE ISSUES

None.

# CLIENT EXPERIENCE: PORTFOLIO CONSTRUCTION PROCESS

- Before any investment is made, it moves through a multi-step process guided by our investment discipline.
- Our team-based approach enables our Portfolio Managers to tailor our institutional investment research to accomplish your personalized goals.


Individual Security & Fund Research
Individual research analysts, true subject matter experts, evaluate individual securities and funds, with a focus on quality
Equity Strategy Team & Bond Strategy Team
Specialized teams debate analyst recommendations and evaluate the attractiveness of competing opportunities
Portfolio Strategy Team
Our most senior investment professionals evaluate asset allocation recommendations to ensure risk and return are optimized at the portfolio level
Portfolio Manager
Your portfolio manager tailors our firm's best thinking to fit your specific objectives

JOHNSON
INVESTMENT COUNSEL

# CLIENT EXPERIENCE: JOHNSON INVESTMENT RESEARCH

## Portfolio Strategy Team

- **Charles Rinehart, CFA, CAIA, Director of Equities, Portfolio Manager**
- Jason Jackman, CFA, President & Chief Investment Officer
- Bret Parrish, CFA, CIO of Equities/Managing Director, Private Client Group
- Fred Brink, CFA, CFP ®, Managing Director, Johnson Asset Management
- Brian Kute, CFA, Director of Research
- Michael Leisring, CFA, Director of Fixed Income
- Michael Jordan, CFA, CFP ®, Managing Director
- Chad Maggard, CFA, Managing Director

## Individual Stock Selection

**Brian Kute, CFA**
**Charles Rinehart, CFA, CAIA**
Bryan Andress, CFA
Joe Edelstein, CFA
Chris Godby, CFA
Bill Jung, CFA
Bret Parrish, CFA
Joe Abbott, CFA
Eric Bachus, CFA
Previn Pandey
Treven Mitchell

## Research Strategy Teams

| Equity | | Fixed Income |
|---|---|---|
| **Charles Rinehart, CFA, CAIA** | Bill Jung, CFA - Large Cap | **Michael Leisring, CFA** |
| Brandon Zureick, CFA - Economics | Brad Morrissey, CFA - REITs | Jason Jackman, CFA |
| Max Monk, CFA - Infrastructure | Joe Abbott, CFA - International | Ryan Martin, CFA |
| Emilia Connor-Brady - Private Assets | Joe Edelstein, CFA – Small & Mid Cap | David Theobald, CFA |
| Michael Timm, CFA – Private Assets | David Christian CFA, CFP® - Portfolio Construction | Brandon Zureick, CFA |
| Eric Bachus, CFA - Portfolio Construction | Alex Wertz - Communications | Brad Morrissey, CFA |
| Landon Peterson - Communications | Jack Martinsen - Communications | Emilia Connor-Brady |
| | | Kristen Curtiss |

# CLIENT EXPERIENCE: OUR ASSET ALLOCATION FRAMEWORK

| | Conservative | | Moderate-Conservative | | Moderate | | Moderate-Aggressive | | Aggressive | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Asset Class** | **Goal %** | **Strategic Range %** | **Goal %** | **Strategic Range %** | **Goal %** | **Strategic Range %** | **Goal %** | **Strategic Range %** | **Goal %** | **Strategic Range %** |
| **Equities** | **22%** | **0-30%** | **41%** | **20-50%** | **60%** | **40-70%** | **74%** | **55-85%** | **89%** | **70-100%** |
| U.S. Equities - Large Cap | 15% | | 29% | | 42% | | 52% | | 62% | |
| U.S. Equities - Mid Cap | 1% | | 2% | | 4% | | 4% | | 5% | |
| U.S. Equities - Small Cap | 1% | | 3% | | 4% | | 5% | | 6% | |
| International Equities | 4% | | 7% | | 11% | | 13% | | 16% | |
| **Fixed Income** | **76%** | **40-90%** | **56%** | **30-70%** | **36%** | **20-50%** | **21%** | **10-30%** | **6%** | **0-10%** |
| Investment Grade | 76% | | 56% | | 36% | | 21% | | 6% | |
| **Real Assets** | **1%** | **0-30%** | **2%** | **0-25%** | **3%** | **0-20%** | **3%** | **0-20%** | **4%** | **0-20%** |
| Infrastructure | 1% | | 1% | | 2% | | 2% | | 3% | |
| Real Estate | 0% | | 1% | | 1% | | 1% | | 1% | |
| **Cash** | **1%** | **0-10%** | **1%** | **0-10%** | **1%** | **0-10%** | **1%** | **0-10%** | **1%** | **0-10%** |
| | | | | | | | | | | |
| **Expected Return** | | **5.6%** | | | | **7.0%** | | | | **8.3%** |
| **Expected Volatility** | | **5.2%** | | | | **9.8%** | | | | **14.7%** |

JOHNSON INVESTMENT COUNSEL

# CLIENT EXPERIENCE: YOUR ASSET ALLOCATION

| | Value | % |
|---|---|---|
| **COMMON EQUITY** | **$2,385,803** | **64.74%** |
| LARGE CAP | $1,700,534 | 46.15% |
| MID CAP | $167,617 | 4.55% |
| SMALL CAP | $156,990 | 4.26% |
| INTERNATIONAL | $360,663 | 9.79% |
| **REAL ASSETS** | **$50,859** | **1.38%** |
| REAL ESTATE | $9,255 | 0.25% |
| INFRASTRUCTURE | $41,604 | 1.13% |
| **FIXED INCOME** | **$1,136,649** | **30.85%** |
| BONDS | $1,131,334 | 30.70% |
| PREFERRED STOCKS | $5,315 | 0.14% |
| **CASH & EQUIVALENTS** | **$111,723** | **3.03%** |
| CASH & EQUIVALENTS | $111,723 | 3.03% |
| **Total** | **$3,685,034** | **100.00%** |


1%
3%
31%
65%
COMMON EQUITY
FIXED INCOME
CASH & EQUIVALENTS
REAL ASSETS

**Higher Risk Assets**
**$2,436,662 (66%)**

**Lower Risk Assets**
**$1,248,372 (34%)**

JOHNSON INVESTMENT COUNSEL

# CLIENT EXPERIENCE: JOHNSON AWARD WINNING FUNDS

» Johnson has had multiple funds win Lipper awards for strong performance in their respective peer groups.

- The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for “Best Fund over 5 Years” for Equity Income Funds.

- The Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for “Best fund over 3 years” AND “Best fund over 5 years” for Institutional Mutual Funds.

These honors are given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and ten-years relative to their peers. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and ten-year periods.


REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES
Johnson Equity Income Fund
Johnson Investment Counsel Inc
Best Fund over 5 Years
Equity Income Funds
Robert Jenkins
HEAD OF RESEARCH
Pradeep Menon
MANAGING DIRECTOR, GLOBAL HEAD OF INVESTING AND ADVISORY
REFINITIV

NOTE: THE REFINITIV LIPPER FUND AWARDS, GRANTED ANNUALLY, HIGHLIGHT FUNDS AND FUND COMPANIES THAT HAVE EXCELLED IN DELIVERING CONSISTENTLY STRONG RISK-ADJUSTED PERFORMANCE RELATIVE TO THEIR PEERS. THE REFINIITV LIPPER FUND AWARDS ARE BASED ON THE LIPPER LEADER FOR CONSISTENT RETURN RATING, WHICH IS A RISK-ADJUSTED PERFORMANCE MEASURE CALCULATED OVER 36, 60 AND 120 MONTHS. THE FUND WITH THE HIGHEST LIPPER LEADER FOR CONSISTENT RETURN (EFFECTIVE RETURN) VALUE IN EACH ELIGIBLE CLASSIFICATION WINS THE REFINITIV LIPPER FUND AWARD. FOR MORE INFORMATION, SEE LIPPERFUNDAWARDS.COM. ALTHOUGH REFINITIV LIPPER MAKES REASONABLE EFFORTS TO ENSURE THE ACCURACY AND RELIABILITY OF THE DATA CONTAINED HEREIN, THE ACCURACY IS NOT GUARANTEED BY REFINITIV LIPPER. THE AWARD MAY NOT BE REPRESENTATIVE OF EVERY CLIENT’S EXPERIENCE. THE AWARD IS NOT INDICATIVE OF FUTURE PERFORMANCE AND THERE IS NO GUARANTEE OF FUTURE INVESTMENT SUCCESS.

JOHNSON
INVESTMENT COUNSEL

# BENEFITS OF PARTNERING WITH US

JOHNSON
INVESTMENT COUNSEL

# BENEFITS OF PARTNERING WITH US

- **Fiduciary** with a **service culture** that puts clients first
  - 100% Employee Owned
  - 100% Independent
  - 100% Fee Only
- **Disciplined, team-based** investment and truly integrated wealth management process
- **Sophisticated expertise and experience** amongst our professionals
  - 37 CFA Charterholders, 32 CFP® Professionals, 7 CTFAs, 3 CAIAs, 2 CIMAs®
- **Size** that provides **scale and resources** to help our clients make good financial and life decisions
- **Locally-based** team
- Full service **trust company** to assist and integrate with your estate plan

# CLEAR AND SIMPLE FEE STRUCTURE

## Wealth Advisory Fee Schedule:

- 1% on the first $1 million under management
- .8% on the next $2 million under management
- .6% on the next $2 million under management
- .5% on any additional assets under management

*Note: All marginal dollars under management beyond $5 million are at the .5% advisory fee. Fees are levied semiannually in January and July using average daily balance method of portfolio appraisal calculated as of June 30th and December 31st. Available non-profit discount of 10% of the above fee schedule.*

## Transaction Fees (Paid to the custodian):

- $0 per trade for stocks and exchange traded funds
- $14 per trade for mutual funds (Many mutual funds have no transaction fees)

*Note: If a Johnson Mutual Fund is utilized, the fee is then at the fund level and no advisory fee is charged on this asset. Transaction fees depicted above reflect those of primary custodian. Transaction fees do not include the Section 41 Transaction Fee on the sale of equity.*

JOHNSON
INVESTMENT COUNSEL

# QUESTIONS? PLEASE CONTACT

VINCENT L. RUSSELL
PRINCIPAL, MANAGING DIRECTOR
937.461.3790
VRUSSELL@JOHNSONINV.COM

JOHNSONINV.COM

800.851.0170

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